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Westamerica Bancorporation
Executive Office A-2M
P.O. Box 1200
Suisun City, CA 94585


November 9, 2007

Mr. Christian N. Windsor, Special Counsel
United States Securities and Exchange Commission
Mail Stop 4563
Washington, DC 20549

	Re:	Westamerica Bancorporation
		Definitive 14A
		Filed March 19, 2007
		File No. 001-9383

Dear Mr. Windsor,

We have received your letter dated September 26, 2007 in which you provided comments following your review of Westamerica Bancorporation's (the "Company's") Definitive 14A (the "Proxy") filed March 19, 2007. We would like to assure you we are committed to meeting disclosure requirements in this and all our filings in order to fairly communicate to our shareholders and the investing public.

The following responses are numbered to correspond to your comments. In addition, to add further readability to this letter as a stand-alone document, each response is also preceded by a restatement of your remarks. Comments 1, 2 and 3 are closely related so we have provided a single response applicable to all three.

Compensation Discussion and Analysis, Page 11
---------------------------------------------

1.	Comment: You provide a brief description of your compensation program for the named executive officers, including reference to your evaluation of peer compensation as well as performance measurements that you considered. Please discuss and analyze how the committee applied the compensation principles in making compensation awards to the named executive officers. For example, discuss the Committee's reasons for granting increases in the named executive's base salary in 2006. Revise your Compensation Discussion and Analysis to explain how the compensation program was implemented during the relevant period; including a discussion of significant factors considered and how they affected compensation awards under both the cash incentive and equity compensation programs.


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2.	Comment: Please specifically address the performance targets which the
Committee uses to determine the adjusted business performance portion of your bonus determination. In particular, please disclose the targets used to determine performance award under the cash incentive and Restricted Performance Shares programs, both for the year discussed and any changes to the targets for the following year determined during the Committee's first quarter meetings. Revise your disclosure to discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholder's equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. For example, discuss the performance necessary to reach the target performance threshold necessary to allow cash bonuses to be paid, the target amount necessary to reach the target bonus amount and the performance which would be necessary to allow the maximum business performance adjustment. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K. If you did not include performance targets because you concluded that their disclosures would cause competitive harm to Westamerica, please provide the staff with your confidentiality analysis. Also, for any excluded targets revise your disclosure to provide the discussion of the level of difficulty necessary to reach the targets contemplated by Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

3. Comment: It appears that the individual performance of the named executive officer is a significant factor which determines the size of individual compensation awards. Please discuss and analyze the effect of the individual performance on incentive compensation on the Committee's compensation awards made under the non-equity incentive plan. In particular, analyze how individual performance contributed to compensation awards for the named executive officers. For example, disclose the elements of the individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

Response to Comments 1, 2 and 3: Base salaries for participants in the executive compensation program are generally limited to foster an environment where incentive compensation motivates and rewards corporate, divisional, and individual performance. As such, base pay increases are generally infrequent and limited. The base salaries for Mr. Thorson and Mr. Hansen were increased in September 2005 reflecting changes in divisional management responsibilities: Mr. Thorson was appointed division manager of the Finance and Administration Division and Mr. Hansen was appointed division manager of the Operations and Systems Division. The amount of the increases resulted in base salaries which conformed to the Company's existing base salary guidelines for the functional responsibilities assumed by Mr. Thorson and Mr. Hansen.

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The cash incentive formula has the following components:

        "Target"              Composite Corporate,              Cash
        Cash          X       Divisional and Individual    =    Incentive
        Incentive             Performance Level                 Award

In structuring performance goals for the named executive officers, the Compensation Committee emphasizes goals, which if achieved, will benefit the overall Company. As such, senior management level positions have high relative weighting on corporate objectives, and divisional leadership positions also have significant weighting on divisional objectives. The "target" cash incentive and the weighting of goals for the named executive officers for 2006 performance were as follows:

                 "Target"
                 Cash                           Goal Weighting
                              -------------------------------------------------
                 Incentive    Corporate          Divisional          Individual
Mr. Payne        $381,000        80%                ----                 20%
Mr. Thorson        82,000        55%                 25%                 20%
Ms. Finger         82,000        55%                 25%                 20%
Mr. Zbacnik        60,500        55%                 35%                 10%
Mr. Hansen         73,900        55%                 35%                 10%

The Compensation Committee establishes corporate goals with the intent to balance current profitability with long-term stability of the Company and its future earnings potential. The 2006 corporate performance goals related to current year "profitability" included return on equity, return on assets and diluted earnings per share. The performance goals designed to maintain the long-term stability of the Corporation included "quality" and "control" components. The "quality" measures included loan portfolio quality measures (classified loans and other real estate owned, non-performing loans and other real estate owned, and net loan losses to average loans) and service quality measures (external service quality to customers and internal service quality of support departments and branches). The "control" measures included non-interest expense to revenues (efficiency ratio), the level of non-interest expenses, and below satisfactory internal audit results. By maintaining both current year "profitability" goals and longer-term "quality" and "control" goals, Management has a dis-incentive to maximize current earnings at the expense of longer-term results.

For 2006, the Compensation Committee anticipated a difficult operating environment with a higher than usual degree of uncertainty based on economic conditions, monetary policy, and competitive trends in the banking industry. As a result, the Committee determined to establish only "target" performance goals for the current year and to exercise a certain degree of judgement in reviewing performance against the "target" corporate performance goals.


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The Compensation Committee monitors the banking industry's operating environment throughout the year, and may exercise discretion in adjusting the corporate performance objectives. The Compensation Committee determined the 2006 operating environment was generally characterized by:

* Economic growth slowed throughout the year, however, housing and auto sector weakness did not manifest into economic growth concerns on the part of the Federal Reserve. Monetary policy was not adjusted by the Federal
Reserve, which maintained a bias toward inflationary concerns.
* The interest rate "yield curve" remained flat or inverted throughout the year, providing little opportunity for adequate profitability between intermediate term interest rates on financial assets and shorter term interest rates on financial liabilities. Competitive interest rates and underwriting standards on commercial loan products were liberalized, reducing the quality of loans available in the marketplace. Competitive deposit pricing intensified, particularly in higher cost deposit products.

The Compensation Committee also considered management's response to the operating environment including:

* In Management's judgement, incremental loan, investment and deposit business would not benefit the Company's profitability over the longer term.
* Management chose to limit loan growth and did not replace liquidating investment securities as interest rate spreads were not considered adequate to provide appropriate levels of long-term profitability.
* Management maintained conservative loan underwriting practices to maintain the credit quality of the Company's loan portfolio, which reduced the Company's opportunities for loan growth due to trends in competitive underwriting practices.


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As a result of this process, the goals for 2006 "target" corporate performance and actual results were:


                                                 Performance         Actual
                                                   "Target"          Results
Profitability Goals:
Return on average shareholders' equity               23.1%            23.4%
Return on average assets                             1.90%            2.01%
Diluted earnings per share                           $3.05            $3.11

Quality Goals:
Classified loans and other real estate owned      $25 million    $21 million
Non-performing loans and other real estate owned   $8 million     $5 million
Net loan losses to average loans                      0.10%         0.04%
Service quality                                    Improving       Stable

Control Goals:
Non-interest expense to revenues (efficiency ratio)  39.7%            39.1%
Non-interest expenses                             $103.4 million  $101.7 million
Below satisfactory internal audits                    none             none

In reviewing the operating environment, management's response to the operating environment, and results compared to "target" performance goals, the Compensation Committee determine corporate performance to be 117.5% of target goals.

As described above, divisional and individual goals are used in conjunction with corporate performance goals to determined cash bonus awards.

In addition to daily management responsibilities, Mr. Payne's individual goals included:

* Making strategic and tactical decisions in the current operating environment to benefit the long-term interests of the Company rather than focusing on short-term results,
* Activities related to merger and acquisition opportunities,
* Results of examinations by regulators,
* Consistency of personnel management,
* Senior management succession planning,
* Marketing calls upon and relationships with significant customers, and
* Personal completion of on-site branch reviews.

Based on individual performance against these goals, the Committee determined Mr. Payne's individual performance to be 118%. As a result, Mr. Payne's composite corporate and individual performance level was 118%.


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In addition to routine on-going divisional responsibilities, Mr. Thorson managed the Finance Division toward functional goals, which included:

* Service quality improvements with external vendors and internal departments,
* Application of new technology to management reporting processes, and
* Review internal control environment regarding financial reporting.

Based on the Finance Division's results, the Committee determined divisional performance to be 116%.

In addition to daily management responsibilities, Mr. Thorson's individual goals included:

* Personnel development, recruitment, and succession planning to meet the long-term objectives of the Company, and
* Review, assess and recommend changes to processes applied to meet the objectives of the Sarbanes-Oxley Act of 2002.

Based on individual performance against these goals, the Committee determined Mr. Thorson's individual performance to be 125%. As a result, Mr. Thorson's composite corporate, divisional, and individual performance level was 119%.

In addition to routine on-going divisional responsibilities, Ms. Finger managed the Treasury Division toward functional goals, which included:

* Personnel development within the division to meet the long-term objectives of the Company,
* Identify, approve and install upgraded software used to manage interest rate risk,and
* Development, recommendation, and application of strategies regarding deposit pricing.

Based on the Treasury Division's results, the Committee determined divisional performance to be 115%.

In addition to daily management responsibilities, Ms. Finger's individual goals included:

* Review of merchant credit card operations, systems, and strategic direction,
* Financial analysis of merger and acquisition opportunities, and
* Management of any corporate litigation.

Based on individual performance against these goals, the Committee determined Ms. Finger's individual performance to be 124%. As a result, Ms. Finger's composite corporate, divisional and individual performance level was 118%.


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In addition to routine on-going divisional responsibilities, Mr. Zbacnik managed the Credit Division toward functional goals which included:

* Credit quality trends including net loan charge-offs, non-performing assets, delinquent loans, and classified and criticized loans,
* Management of credit administration activities for commercial, commercial real estate, and consumer loans,
* Loan growth for residential real estate and automobile loans, and
* Regulatory compliance and Community Reinvestment Act activities.

Based on the Credit Division's results, the Committee determined divisional performance to be 113%.

In addition to daily management responsibilities, Mr. Zbacnik's individual goals included:

* Personnel development, recruitment, and succession planning to meet the long-term objectives of the Company, and
* Review the application of technology to the commercial loan underwriting process.

Based on individual performance against these goals, the Committee determined Mr. Zbacnik's individual performance to be 104%. As a result, Mr. Zbacnik's composite corporate, divisional and individual performance level was 115%.

In addition to routine on-going divisional responsibilities, Mr. Hansen managed the Operations and Systems Division toward functional goals, which included:

* Operational risk management initiatives,
* Development and expansion of non-interest revenue sources, and
* Delivery of high quality service from back-office departments for the benefit of client contact personnel.

Based on the Operations and Systems Division's results, the Committee determined divisional performance to be 113%.

In addition to daily management responsibilities, Mr. Hansen's individual goals included:

* As the newly appointed division manager, conduct an orderly transition to his management of the division, and
* Personnel development, recruitment, and succession planning to meet the long-term objectives of the Company.


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Based on individual performance against these goals, the Committee determined
Mr. Hansen's individual performance to be 100%. As a result, Mr. Hansen's composite corporate, divisional and individual performance level was 114%.

Based on the above described performance against objectives, the Committee determined cash incentive awards as follows:

                  "Target"         Composite Corporate,                Cash
                  Cash        X    Divisional and Individual    =   Incentive
                  Incentive        Performance Level                  Award
Mr. Payne         $381,000               118%                       $450,000
Mr. Thorson         82,000               119%                         97,200
Ms. Finger          82,000               118%                         96,800
Mr. Zbacnik         60,500               115%                         69,300
Mr. Hansen          73,900               114%                         84,200

The size of stock grants is determined by corporate performance using the stated formula. For achievement of corporate performance in 2006, the following stock grants were awarded in January 2007:

                    "Target"
                    Nonqualified                                    Nonqualified
                    Stock              Corporate                    Stock
                    Option        X    Performance        =         Option
                    Grant              Level                        Award
Mr. Payne            ----              117.5%                          ----
Mr. Thorson         18,900             117.5%                         22,204
Ms. Finger          18,900             117.5%                         22,204
Mr. Zbacnik         15,300             117.5%                         17,996
Mr. Hansen          16,900             117.5%                         19,882

                     "Target"          Corporate
                     RPS          X    Performance         =           RPS
                     Grant             Level                           Award
Mr. Payne            ----              117.5%                           ----
Mr. Thorson          2,290             117.5%                           2,690
Ms. Finger           2,290             117.5%                           2,690
Mr. Zbacnik          1,850             117.5%                           2,180
Mr. Hansen           2,060             117.5%                           2,420

RPS awards vest three years following the grant date, only if certain corporate performance objectives are achieved over the three-year period. In January 2007, the Compensation Committee evaluated whether the three-year corporate performance objectives were met for RPS awards granted in January 2004. The performance objectives for the RPS granted in January 2004 included:


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* 3-year cumulative diluted earnings per share (EPS)
* 3-year average of annual return on average total assets (ROA)
* 3-year average of annual return on average shareholders' equity relative to industry average ROE (ROE differential)
* Ending non-performing assets to total assets (NPA)
* 3-year average of annual growth in revenues per share (RevPS growth)

The RPS would vest if any one of the following performance results were achieved:

* 4 of 5 objectives reaching "threshold" performance level
* 3 of 5 objectives reaching "target" performance level
* 2 of 5 objectives reaching "outstanding" performance level

The goals and achieved results were:

                     Threshold       Target     Outstanding    Result
EPS                    $9.30         $9.60         $10.00     Threshold
ROA                     2.15%         2.20%          2.25%    Below Threshold
ROE differential         3.0%          3.5%          4.5%     Outstanding
NPA                     0.50%         0.35%          0.25%    Outstanding
RevPS growth             4.0%          6.0%           7.0%    Below Threshold

With two of the five goals achieved at "outstanding" performance level, the Compensation Committee determined the RPS awarded in 2004 were vested upon achievement of three year goals.

4. Comment: There appear to be significant differences in the compensation amounts awarded to Mr. Payne and the other named executives. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1 of Commission Release 33-8732A.
Please discuss why the compensation of your CEO differs from the compensation of the other named executives. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Response: Mr. Payne performs two functions for the Company, which tend to be compensated separately at similarly sized banking institutions. Mr. Payne serves as Chairman of the Board and Chief Executive Officer with responsibilities including oversight of the organization and external strategic initiatives. Mr. Payne also serves as President and Chief Operating Officer with responsibilities including daily management of internal operations. Mr. Payne's total compensation reflects these broad responsibilities.


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Consistent with the overall compensation philosophy for senior executives, Mr.
Payne's compensation has a greater amount of pay at-risk through incentives than through base salary.

Since Mr. Payne is compensated as an executive, he is not eligible to receive compensation as an outside director.

5. Comment: Please provide additional detail regarding the pension plan made available to Mr. Payne. In particular, please disclose why the company provides this benefit and how this benefit fits into your compensation program. Please refer to Item 402(b)(iv and vi) of Regulation S-K.

Response: As noted in the footnote to the Pension Benefits Table, appearing on page 20 of the Proxy, "the Corporation entered into a nonqualified pension agreement ("Pension Agreement") with Mr. Payne in consideration of Mr. Payne's agreement that restricted performance shares granted in 1995, 1996 and 1997 would be canceled." In entering the Pension Agreement, the Board of Directors considered the following:

* Mr. Payne had a significant beneficial interest in Company common stock, which was more than adequate to continue to provide motivation for Mr.
Payne to continue managing the Company in the best interests of shareholders.
* The Company, in 1997, had consummated its largest acquisition, with significant total asset growth of approximately 51 percent. One of the Board's objectives was to provide a compensation mechanism providing retention features for Mr. Payne. Retention of Mr. Payne as Chief Executive Officer was desired following the Company's significant growth. The restricted performance shares surrendered for the Pension Agreement were scheduled to vest on dates in 1998, 1999 and 2000, while the Pension Agreement was not fully vested until December 31, 2002. Additionally, the 20-year certain pension provided under the Pension Agreement commences at age 55, while
Mr. Payne was age 42 at the time of entering the Pension Agreement.
* The economic value of the surrendered restricted performance shares and the Pension Agreement were considered equivalent based on actuarial assumptions.

6. Comment: Disclose how the Committee determined that the terms of the change in control provisions of the stock option plan that options vest upon a change of control were appropriate, particularly since vesting would occur whether or not the named executive is terminated. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: As noted on page 15 of the Proxy, "the banking industry has significant merger and acquisition activity. To promote retention of senior executives, unvested NQSO and RPS grants contain "change in control" provisions, which trigger full vesting upon a change in control."


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The Compensation Committee determined that these provisions were appropriate in order to retain executives to continue managing the Company after any change in control was announced through its ultimate consummation. Since none of the named executive officers have entered employment contracts with the Company, they serve in an "at-will" capacity and could terminate their employment at any time. The Compensation Committee felt it would be in the best interests of shareholders to have a retention mechanism in place to provide continuity of management during a change in control process. Further, the Committee expects the named executive officers would be terminated by an acquiring institution rather than retained in a similar functional capacity.

Certain Relationships and Related Party Transactions, page 23
-------------------------------------------------------------

7. Comments: Please provide the entire representation required by Instruction 4(c) to Item 404(a) of Regulation S-K when providing disclosure about loans to related parties. In particular, please clarify that loans are made on the same terms, including interest rates, as loans available to other persons not related to the lender (Westamerica).

Response: Certain of the Directors, executive officers and their associates have had banking transactions with subsidiaries of the Corporation in the ordinary course of business. With the exception of the Corporation's Employee Loan Program, all outstanding loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Corporation or its subsidiaries, and did not involve more than the normal risk of collectability or present other unfavorable features.

Thank you for raising these matters with us. Should you have any questions, please feel free to contact me at (707) 863-6805.

Sincerely,


/S/ DAVID L. PAYNE
-----------------------
David L. Payne
Chief Executive Officer




c:	Tom Reddy - Bingham McCutchen, LLP